UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8 )1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 1702
Chicago, Illinois 60604
(312) 347-1709
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,407,441
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,407,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,407,441
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,407,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,407,441
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,407,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,294
	8	SHARED VOTING POWER 3,407,441
	9	SOLE DISPOSITIVE POWER 299,294
	10	SHARED DISPOSITIVE POWER 3,407,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Fund GP is the general partner of Atlas Fund III. By virtue of this relationship, Atlas Fund GP may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III.

PW Capital Management acts as the investment manager with respect to Atlas Fund III.  Mr. Walsh is the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management.  By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III.

(b)           The business address of each of the Reporting Persons is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)           The principal business of Atlas Fund III is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of Atlas Fund III.  The principal business of PW Capital Management is serving as the investment manager with respect to Atlas Fund III. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management.  Mr. Walsh is also Chairman of the Board of Directors of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund III, Atlas Fund GP and PW Capital Management is organized under the laws of the State of Delaware.  Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Atlas Fund III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 3,407,441 Shares directly owned by Atlas Fund III is approximately $16,352,625, excluding brokerage commissions.

CUSIP NO. 89214A102

Other than 229,344 Shares awarded to Mr. Walsh in connection with his service as a director of the Issuer, the Shares directly owned by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 69,950 Shares purchased by Mr. Walsh is approximately $319,532, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 21, 2016, the Issuer announced that the Board of Directors of the Issuer has appointed Patrick Walsh as the Chief Executive Officer of the Issuer, effective September 30, 2016.  Mr. Walsh will no longer be designated as the Executive Chairman of the Issuer but will continue to serve as the Chairman of the Board of Directors of the Issuer.  In connection with Mr. Walsh’s appointment as Chief Executive Officer, the Issuer and Mr. Walsh entered into a letter agreement (the “Letter Agreement”) referenced as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,748,547 Shares outstanding as of July 25, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 28, 2016.

As of the close of business on the date hereof, Atlas Fund III beneficially owned directly 3,407,441 Shares and Mr. Walsh beneficially owned directly 299,294 Shares, constituting approximately 13.2% and 1.2%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III, may be deemed to beneficially own the 3,407,441 Shares directly beneficially owned by Atlas Fund III, constituting approximately 13.2% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to Atlas Fund III, may be deemed to beneficially own the 3,407,441 Shares directly beneficially owned by Atlas Fund III, constituting approximately 13.2% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 3,407,441 Shares beneficially owned by Atlas Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 3,706,735 Shares or approximately 14.4% of the Shares outstanding.

(b)           Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

CUSIP NO. 89214A102

 (c)           Schedule A attached hereto reports all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days, which were private transactions.  On August 10, 2016, PW Partners Master Fund (QP) LP (“Master Fund QP”) made a pro rata distribution of 30,000 Shares to its limited partners.  As a result of such distribution, Master Fund QP ceased to beneficially own any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with Mr. Walsh’s appointment as Chief Executive Officer of the Issuer and pursuant to the Letter Agreement, on September 30, 2016, Mr. Walsh will receive 200,000 Shares of restricted stock under the Issuer’s Amended and Restated 2006 Stock Incentive Plan, which will vest in three equal annual installments.

On September 23, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description

99.1	Letter Agreement by and between the Issuer and Patrick Walsh, dated September 20, 2016 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 21, 2016).

99.2	Joint Filing Agreement by and among the Reporting Persons, dated September 23, 2016.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  September 23, 2016

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 89214A102

SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

PW PARTNERS ATLAS FUND III LP

Common Stock	9,723	$2.5555	08/22/2016
Common Stock	100,000	$2.4210	08/22/2016